UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number 0-29752

NOTIFICATION OF LATE FILING

(Check One): ☐  Form 10-K☐  Form 20-F☐  Form 11-K ☒ Form 10-Q ☐  Form N-SAR
For Period Ended:June 30, 2003

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant

Leap Wireless International, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

10307 Pacific Center Court

City, State and Zip Code

San Diego, California 92121

PART II — RULE 12b-25 (b) AND (c)
PART III – NARRATIVE
PART IV — OTHER INFORMATION

PART II — RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

     On April 13, 2003, the Company and substantially all of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of California (jointly administered as Case Nos. 03-03470-LA to 03-03535-LA). These entities comprise substantially all of the operations of the Company. Each of the debtors continues to manage its properties and operate its business as a “debtor-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with Sections 1107(a) and 1108 of Chapter 11.

     On July 30, 2003, the debtors filed their Fifth Amended Joint Plan of Reorganization (the “Plan”) and the accompanying Disclosure Statement. The Plan was the product of vigorous negotiations between the Company, the informal committee of Cricket’s senior secured vendor debt holders, the Official Unsecured Creditors Committee at Leap (whose members generally constituted an informal committee of Leap’s noteholders prior to the formation of the Official Unsecured Creditors’ Committee). Each of these creditors’ committees has recommended that the creditors it represents vote in favor of approval of the Plan. On July 31, 2003, after notice and prior hearings, the Bankruptcy Court approved the Disclosure Statement. The debtors mailed the Plan and Disclosure Statement to, and began soliciting approval of the Plan from, those creditors entitled to vote on the Plan on or about August 7, 2003. The Bankruptcy Court has scheduled the confirmation hearings for the Plan to commence the week of September 29, 2003. There can be no assurance that the proposed plan of reorganization will be confirmed by the Bankruptcy Court, or that such plan will be consummated.

     The burdens on the Company’s management and legal and accounting personnel resulting from the bankruptcy proceedings, including, among other things, preparing and negotiating the recently finalized Plan and Disclosure Statement, preparing monthly reports for filing with the U.S. Trustee, reviewing leases and contracts and negotiating with various creditors regarding the assumption or rejection of executory contracts and leases, and analyzing and reconciling proofs of claims, have been extensive. These activities have required management to devote substantially all of its time and attention to these matters and to the on-going management of the Company’s day-to-day operations for the past several weeks. These factors have resulted in the Company’s inability to complete and file its Quarterly Report on Form 10-Q for the three months ended June 30, 2003 by August 14, 2003, and could not have been eliminated without unreasonable effort and expense. The Company is in the process of preparing its Quarterly Report on Form 10-Q for the three months ended June 30, 2003 and expects to file such report with the SEC in late August or early September 2003.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

S. Douglas Hutcheson, Chief Financial Officer	(858)	882-6000

(Name)	(Area Code)	(Telephone Number)

     (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐  No

     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company’s independent auditors have not completed their review of the Company’s preliminary financial statements. As a result, the Company’s results of operations, including its earnings statements, are not yet finalized.

Leap Wireless International, Inc.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	August 15, 2003	By	/s/ S. DOUGLAS HUTCHESON S. Douglas Hutcheson Chief Financial Officer